UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2009

Commission File Number: 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. ———————————————————————————————————
(Translation of registrant’s name into English)

SINGAPORE ———————————————————————————————————
(Jurisdiction of incorporation or organization)

60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement filed on Form F-3 (Registration No. 333-155774).

Other Events

In connection with the Company’s previously announced rights offering, the
Company is filing the opinion of Allen & Gledhill LLP regarding the validity of the rights and ordinary shares relating to the rights offering as Exhibit 5.1 to this report on Form 6-K.

Exhibit

5.1 Opinion of Allen & Gledhill LLP regarding the validity of the rights and ordinary shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Date: April 15, 2009	By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Allen & Gledhill LLP regarding the validity of the rights and ordinary shares